

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 29, 2013

Via E-mail
Becky A. Sheehan
Executive Vice President and Chief Financial Officer
FTD Companies, Inc.
3113 Woodcreek Drive
Downers Grove, IL 60515

> **Re:** **FTD Companies, Inc.**
> **Registration Statement on Form 10-12B**
> **Filed April 30, 2013**
> **File No. 001-35901**

Dear Ms. Sheehan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide all information required by Form 10, including filing the required exhibits, and complete all blanks in the information statement, subject to applicable exemptions. Please confirm to us your understanding that we will require sufficient time to review such information before accelerating the effectiveness of the registration statement.

Exhibit 99.1

2. Please expand the disclosure in the Information Statement to describe the material assets and liabilities that will be transferred to you by United Online.

Summary, page 1

Questions and Answers About the Separation, page 5

What are the U.S. federal income tax consequences of the distribution? Page 6

3. Please indicate here, as you do elsewhere, that these conditions are waivable by you.

What will happen to United Online equity awards in connection with the Separation?, page 9

4. We note that your disclosure in response to this question indicates that you "expect" equity awards to be treated in a certain manner. Please briefly describe the conditions upon which these expectations are based, and the reason(s) that the expected treatment of the equity awards as described herein may change.

5. When available, for each type of award listed please disclose the number of shares or options that will vest or otherwise be adjusted as a result of the Separation.

What are the risks associated with the Separation?, page 9

6. Please revise to provide a summary of the risks of the separation, in the same manner and degree to which you discuss the benefits of the separation on page 5.

Summary of the Separation, page 11

Assets and Liabilities, page 13

7. We note your disclosure that you will enter into a separation and distribution agreement with United Online which will allocate the assets and liabilities of United Online between you and United Online. Please tell us when you plan to finalize this agreement and tell us how this uncertainty affects the historical and pro forma financial statements included in this filing. In doing so, explain if you reasonably expect there to be any material adjustments to your financial statements as a result of finalizing this agreement.

Conditions to the Separation, page 15

8. We note your statement that the conditions enumerated must be satisfied or waived by United Online's Board of Directors in its sole and absolute discretion. We further note that the conditions that must be met or waived include that the SEC has declared effective your registration statement on Form 10 and that you have mailed the Information Statement to the holders of record of United Online's common stock. Please confirm to us your understanding that such conditions must be satisfied for you and United Online to rely on our position set forth in Staff Legal Bulletin No. 4.

Risk Factors, page 18

9. Please delete the fifth and sixth paragraphs of the first paragraph under this heading which suggest that other unknown or immaterial risks may also impair your business operations. All material risks should be described in your disclosure. If risks are not deemed material, you should not reference them. Please similarly revise the last paragraph on page 42.

Risks Relating to Our Business, page 18

The success of our business is dependent on our floral network members, page 21

10. We note your statements that you "have lost, and may continue to lose floral network members" and that "[a] significant portion of your profitability is dependent on [your] floral network members." Please provide additional disclosure including quantitative disclosure, if possible, regarding the number of floral network members you have lost in recent periods, and the impact that the decline in the number of floral network members has had on your results of operations.

Following the Separation, we will have a substantial amount of indebtedness…, page 30

11. Please enhance this risk factor to quantify the amount of indebtedness you expect to have, with a view to clarifying your references to "substantial."

Risks Relating to the Separation, page 32

We may be unable to achieve some or all of the benefits, page 34

12. Please revise to provide additional detail as to what you mean by "(6) investor choice."

Cautionary Statement Concerning Forward-Looking Statements, page 42

13. We note your statement that "[f]orward-looking statements include all statements that are not historical facts . . . ." This statement appears overly broad, as your Information Statement contains many statements relating to present facts and conditions which do not constitute forward-looking statements. Please revise these statements and similar statements on page 58.

The Separation, page 43

Reasons for the Separation, page 43

14. We note your statement on page 44 that "[i]t is expected that the market will likely place a higher valuation multiple on [your] company . . . ." Please provide additional

disclosure regarding the basis for your belief in this regard. Please also indicate that there is no assurance that such higher value will be achieved.

Transferability of Shares You Receive, page 45

15. When known, please disclose the amount of shares that may be resold by your affiliates subject to Securities Act Rule 144. Please refer to Item 201(a)(2)(ii) of Regulation S-K.

Material U.S. Federal Income Tax Consequences of the Separation, page 45

16. Please clarify whether you have already applied for the IRS Ruling and when you expect to receive it.

17. Please disclose what you expect the Tax Opinion to opine upon. In this regard, your disclosure on page 32 seems to indicate that the Tax Opinion will address the same content as the IRS Ruling, namely that the distribution will qualify as a tax-free transaction for U.S. Federal income tax purposes under Section 355 of the Code. Here, however, you seem to indicate that the Tax Opinion will opine on "certain aspects" of the tax treatment of the distribution not addressed by the IRS Ruling.

18. We note your statement on page 47 that the Tax Opinion is not expected to be issued until after the date of the Information Statement. If United Online does not obtain the Tax Opinion prior to the distribution, or the Tax Opinion is not consistent with the expected tax consequences described in your Information Statement and the change in tax consequences is material to United Online's shareholders, please tell us how United Online intends to communicate such changes in tax consequences to its shareholders.

19. We note the disclosure on page 50 that the condition of United Online's receipt of an IRS Ruling may be waived by United Online. If United Online waives such condition and the change in tax consequences is material to United Online's shareholders, please tell us how United Online intends to communicate such change in tax consequences to its shareholders.

Treatment of Equity-Based Compensation, page 49

20. We note that you intend to replace United Online options and restricted stock unit awards with FTD awards. Please tell us how you intend to account for these modifications. In doing so, explain in sufficient detail how you will determine the fair value of the replacement awards and clarify if your disclosures regarding preserving "intrinsic value" mean that you expect the fair value of the old and new awards to be equal at the time of the modifications.

Conditions to the Separation, page 50

21. It appears that you intended to leave a blank in the 7th bullet to accommodate the identity of the exchange you plant to be listed upon. Please ensure that the identity is eventually disclosed.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page 54

22. Please update your pro forma financial statements to include all necessary pro forma adjustments or tell us why such information cannot be provided.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 58

23. Please include an introduction or overview providing a balanced, executive level discussion that identifies the most significant matters with which management is concerned in evaluating your financial condition and results of operations. This discussion should:

   - Include economic or industry-wide factors relevant to your business;

   - Serve to inform readers about how you earn revenues and income and generate cash;

   - Provide insight into material opportunities, challenges and risks such as those presented by known material trends and uncertainties such as your increased use of discounted pricing for certain of your products and services; and

   - Identify material demands, commitments, events or uncertainties that will have, or are reasonably likely to have, a material impact on your financial condition, operating performance, revenues and/or income, or result in your liquidity decreasing or increasing in any material way and provide additional information about the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance.

Critical Accounting Policies, Estimates and Assumptions, page 60

Goodwill, page 61

24. We note that your Interflora and FTD reporting units would have failed the first step of the goodwill impairment test at October 1, 2012 had there been a 100 basis point increase in the assumed discount rate. Please tell us in sufficient detail and disclose how you determine your discount rates and other key assumptions, such as terminal growth rates.

25. We note that you determine the fair value of your reporting units by weighting the income approach by 75% and the market approach by 25%. Please tell us how you determined these weighting percentages and explain to us if your most recent goodwill impairment test identified significant fair value differences between the two methods.

Results of Operations, page 66

26. Please revise your discussion of results of operations to provide more insight to your investors regarding the factors contributing to the increases or decreases in the components of your net income. Please address the following items:

- When you identify more than one reason for an increase or decrease in the components of net income, please quantify, to the extent possible, the effect of each different reason.

- When you identify intermediate causes of changes in your statement of operations line items, such as the increase in legal costs or the decrease in stock-based compensation, please provide your readers with insight into the underlying drivers of those changes.

- To the extent that the financial statements disclose material increases in revenues, provide a narrative discussion of the extent to which such increases are attributable to increases in prices, increases in the volume or amount of goods sold, acquisitions, or the introduction of new products or services.

Year Ended December 31, 2012 compared to Year Ended December 31, 2011, page 66

Revenues, page 66

27. Please quantify the impact of your acquisition of Gifts Division of Flying Brands Limited on the increase in your revenues. Please refer to Item 303(a)(3)(i) of Regulation S-K.

Liquidity and Capital Resources, page 72

28. We note your indication here that no funds were borrowed under the Revolving Credit Facility as of December 31, 2012. Please also disclose the amounts outstanding as of the same date under the Term Loan and any letters of credit.

Business, page 79

Industry Background, page 82

29. We note your reference to Mintel in the first paragraph of this section. Please disclose whether you commissioned a study from Mintel and file Mintel's consent, or confirm that Mintel's research is widely available to the public.

Management, page 94

Board of Directors Following the Separation, page 94

30. Please revise to clarify whether Mr. Berglass was employed during the past five years and, if so, provide the disclosure set forth in Item 401(e) of Regulation S-K. If Mr. Berglass is retired or was otherwise not employed during the past five years, please state so explicitly.

Executive Compensation, page 101

Summary Compensation Table, page 101

31. We note your disclosure that the "amounts and forms of compensation reported below are not necessarily indicative of the compensation that our executive officers will receive following the separation." To the extent known, please disclose any way(s) in which the compensation received by your executive officers following the Separation will differ materially.

32. Please provide additional disclosure regarding the minimum base salary amounts to which you refer in footnote 2 to the summary compensation table. It does not appear that these amounts are disclosed in the Potential Payments upon Termination or Change in Control section. Please refer to Item 402(o)(1) of Regulation S-K.

Description of Capital Stock page 111

33. We note your statement that "[u]pon completion of the distribution, all of the outstanding shares of common stock will be validly issued, fully paid and non-assessable." It appears that this is a legal conclusion that should be attributed to counsel. Please attribute this statement to counsel, or remove this statement.

Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-8

(1) Description of Business and Planned Separation, Basis of Presentation, Accounting Policies, and Recent Accounting Pronouncements, page F-8

Accounting Policies, page F-9

Segments, page F-9

34. We note your disclosure that you operate in one reportable segment – floral, gifts and related products and services. Please tell us if you operate in multiple operating segments that have been aggregated into one reportable segment. If so, please identify for us your operating segments and explain to us how they meet the criteria for aggregation. Also provide the disclosures required by ASC 280-10-50-21a and 50-41.

Revenue Recognition, page F-14

35. We note that you sell point-of-sale systems and related technology services to floral network members and recognize those revenues in accordance with ASC 605 and ASC 985. We also note that you recognize revenues on hardware sold without software at the time of delivery and that you recognize revenues on hardware sold with software when delivery, installation and customer acceptance have all occurred. Please address the following comments:

- Tell us further details about the hardware, software, and service offerings you provide to floral network members and explain how your revenue recognition policies for these offering comply with ASC 605 and ASC 985. Please clarify how you determine whether or not software is essential to the functionality of nonsoftware components.

- Ensure you discuss how you allocate consideration to software and nonsoftware deliverables and how you determine the appropriate units of accounting and elements in these arrangements. Clarify if your contracts include any undelivered items, such as post-contract customer support or upgrade rights.

- Quantify for us the revenues recognized related to each of these product and service offerings for the periods presented.

36. We note that you recognize service revenues based on "orders sent to floral network members" and "fees for floral network services." Please tell us and revise your disclosures to specify what these revenue streams represent and how the fees are derived. For example, if these revenues include commissions and/or membership fees paid by

floral network members, explain if commissions are fixed or variable and if memberships are month-to-month or based on longer terms.

Sales and Marketing, page F-15

37. Please tell us whether you participate in any cooperative advertising programs with any vendors, customers, or floral network members. If so, please explain to us in more detail your accounting policy related to accounting for cooperative advertising programs, and quantify any amounts of cooperative advertising funds netted against your disclosed amounts of advertising expense. Also tell us what "fees paid to distribution partners" represent.

(2) Segment Information, page F-20

38. Please disclose revenue from external customers for each product and service or each group of similar products and services. Refer to ASC 280-10-50-40.

(4) Balance Sheet Components, page F-21

39. We have reviewed your financing receivable disclosures on pages F-10 and F-21 and have the following comments:

- Please tell us and disclose your policy for charging off uncollectible financing receivables. See ASC 310-10-50-11B(b). Your write-offs appear unusually low considering a majority of your "past due" receivable balance appears to be 120 days or more past due and on nonaccrual status. We also find it unusual that your allowance for credit loss rollforward does not reflect any recoveries of amounts previously charged off.

- Revise your disclosures to define "past due" receivables. See ASC 310-10-50-6e. Please also provide us with an aging analysis of your past due receivables. Ensure that your aging analysis presents appropriate aging buckets, such as three month increments, for periods in excess of 120 days.

- Provide the disclosures required by ASC 310-10-50-7b.

- We note that you place financing receivables on nonaccrual status "when a floral network member ceases to be a member" and resume accrual when the member "becomes active again and such member's receivable balance is current." Please revise your disclosures to clarify what these statements mean. In particular, please explain what causes or determines cessation of membership and "re-activation" and clarify how you define the term "current."

(5) Transactions with Related Parties, page F-22

40. We note that your historical financial statements include charges for services provided by United Online and its subsidiaries. Since those entities are related parties and the transactions were likely not at arm's length, please disclose management's estimates of what the expenses would have been on a stand-alone basis. Please provide this disclosure for each year for which a statement of operations was required when such basis produced materially different results. See Question 2 of SAB Topic 1B.

(11) Income Taxes, page F-32

41. It appears that your foreign effective tax rate is significantly less than your domestic effective tax rate. Please ensure your MD&A discusses the disproportionate relationship among pre-tax foreign and domestic earnings and foreign and domestic tax rates. If a particular country contributes a disproportionately larger amount of net income due to favorable tax rates, please disclose additional information about that country's tax structure and its impact on your operations. Please also provide all disclosures required by ASC 740-30-50-2.

(14) Commitments and Contingencies, page F-36

42. We note that you received an offer of settlement in the second quarter of 2012 from the Multistate Work Group related to your post-transaction sales practices matter. We also note that you have "entered into discussions with the Multistate Work Group in an effort to reach a negotiated resolution." In light of the settlement offer and the ongoing settlement negotiations, please clarify for us why you are unable to reasonably estimate the amount of possible loss or range of loss associated with this matter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or Andrew Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Charles Ammann
         United Online, Inc.